SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

784109209

(CUSIP Number)

Jean Diamond
c/o SED International Holdings, Inc.
4916 North Royal Atlanta Drive, Tucker, Georgia
Tel: (770) 491-8962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2009

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE

13D
CUSIP NO. 784109209	Page 2 of 7 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons	Jean Diamond

(2)	Check the appropriate Box	(a)
	if a Member of a Group	(b)

(3)	SEC Use Only

(4)	Source of Funds
PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power	379,000

	(8)	Shared Voting	271,426

	(9)	Sole Dispositive	379,000

	(10)	Shared Dispositive Power	271,426

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	650,426

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row 11	12.66%

(14)	Type of Reporting Person
		IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE

13D
CUSIP NO. 784109209	Page 3 of 7 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. Of Above Persons	Julie Diamond Elster

(2)	Check the appropriate Box	(a)
	if a Member of a Group	(b)

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned Each Reporting Person With	(7)	Sole Voting Power	2,000

	(8)	Shared Voting	271,426

	(9)	Sole Dispositive	2,000

	(10)	Shared Dispositive Power	271,426

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	273,426

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

(13)	Percent of Class Represented by Amount in Row 11	5.38%

(14)	Type of Reporting Person
		IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE

13D
CUSIP NO. 784109209	Page 4 of 7 Pages

Item 1. Security and Issuer.

Name of Issuer: SED International Holdings, Inc. (the “Company”)

Address of Issuer’s Principal Executive Offices:

4916 North Royal Atlanta Drive, Tucker, Georgia 30084

Security: Company common stock, par value $.01 per share (“Shares”)

Item 2. Identity and Background.

(a) This statement is being filed jointly by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Jean Diamond (“Mrs. Diamond”) and Julie Diamond Elster (“Mrs. Elster”) (together Mrs. Diamond and Mrs. Elster are the “Reporting Persons”) are co-trustee of a Marital Trust administered under Section 4 of the Last Will and Testament of Gerald Diamond dated May 28, 1998 (the “Marital Trust”).

(b) The business address of the Reporting Persons is: c/o the Company at 4916 North Royal Atlanta Drive, Tucker, Georgia 30084.

(c) Mrs. Diamond is the Chairman and CEO of the Company and Mrs. Elster is self-employed.

(d) – (e) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by:

a) Mrs. Diamond of 650,426 Shares includes (i) 50,000 Shares underlying an immediately exercisable employee stock option; and (ii) 600,426 Shares which

SCHEDULE

13D
CUSIP NO. 784109209	Page 5 of 7 Pages

includes: (a) 125,000 restricted Shares granted by the Company on 10/23/2007 which are subject to vesting and forfeiture over a four year period pursuant to the provisions of a restricted stock agreement (the “Restricted Shares”); (b) 204,000 Shares acquired with the Reporting Person’s personal funds pursuant to successive Rule 10b5-1 trading plans adopted by the Reporting Person in September 2007 and October 2008; and (c) 271,426 Shares held by the Marital Trust of which Mrs. Diamond is co-trustee; and

b) Mrs. Elster of 273,426 Shares includes (i) 271,426 Shares held by the Marital Trust of which Mrs. Elster is co-trustee; and (ii) 2,000 Shares held in a joint brokerage account with her husband.

Item 4. Purpose of the Transaction.

The Shares held beneficially owned by the Reporting Persons are being held for the purpose of investment. This amendment to the Schedule is being filed as a result of a material change in beneficial ownership of Shares caused by the appointment of the Reporting Persons as successor co-trustees of the Marital Trust upon the simultaneous resignation of the then trustee on June 11, 2009. 271,426 Shares are held by the Marital Trust.

Except as otherwise disclosed herein, the Reporting Persons are not currently considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company’s Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company’s business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Shares to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5. Interest in Securities of the Issuer.

(a)

1) Mrs. Diamond is deemed to beneficially own all 650,426 Shares, representing 12.66% of the outstanding Shares. The percentage of outstanding Shares beneficially owned by Mrs. Diamond is based upon the aggregate of 5,136,811

SCHEDULE

13D
CUSIP NO. 784109209	Page 6 of 7 Pages

outstanding Shares consisting of: (x) 5,086,811 Shares outstanding as of June 11, 2009; and (y) 50,000 Shares underlying Mrs. Diamond’s employee options; and

2) Mrs. Elster is deemed to beneficially own all 273,426 Shares, representing 5.38% of the outstanding Shares. The percentage of outstanding Shares beneficially owned by Mrs. Diamond is based upon 5,086,811 Shares outstanding as of June 11, 2009.

(b)

1) Mrs. Diamond has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 650,426 Shares with the following exceptions: (i) 125,000 of these Shares are Restricted Shares and the Reporting Person only has the sole power to dispose of 1/3rd beginning on October 23, 2009 with an additional 1/3rd on each of October 23, 2010 and October 23, 2011 and (ii) with respect to 271,426 of these Shares held in the Marital Trust, such powers are shared with her co-trustee, Mrs. Elster; and

2) Mrs. Elster has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 273,426 Shares except with respect to 271,426 of these Shares which are held in the Marital Trust, such powers are shared with her co-trustee, Mrs. Diamond.

(c) The Reporting Persons did not have any other transactions in the Shares during the past sixty days.

(d) The Reporting Persons has the right to direct the receipt of dividends from, or proceeds from the sale of, their respective Shares reported by this statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          None.

Item 7. Material to be Filed as Exhibits.

          None.

SCHEDULE

13D
CUSIP NO. 784109209	Page 7 of 7 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2009

/s/ Jean Diamond

Jean Diamond

/s/ Julie Diamond Elster

Julie Diamond Elster